ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

02042116

19 June 2002

SUPPL

02 JUN 26 AM 11:13

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
19 June 2002 ASX Announcement & Media Release

S:CoSecretary/ADR's/Securities Exchange Letter

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

Wednesday 19 June 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

RIG ON LOCATION AT LAKE LONG

Parker Drilling Barge Rig No 21 has now arrived on location and is setting up prior to spudding an 11,000 foot (True Vertical Depth) well to test the J Sand Prospect on State Lease 328 located within the Lake Long Field, Lafourche Parish, South Louisiana. Drilling is expected to take around 14 days.

The well has been designated the SL 328 #2ST and will be the first in a series of up to five wells planned by FAR in the gulf coast region during 2002.

The Operator describes the J Sand play as a development test of the G, H and J Sands that are productive within the Lake Long Field. The Prospect will be accessed by re-entering the existing SL 328 #2 wellbore and sidetracking from a kick-off point at 8,500 feet to a bottom hole location approximately 1,400 feet southwest.

Based on subsurface well control and 3D mapping, the Operator estimates reserve potential at 3.49 BCF of gas and 553,058 barrels of oil. Existing infrastructure will, in the event of success, enable immediate product sales at favourable prices prevailing in the USA.

FAR has enjoyed considerable success at Lake Long from all three wells in which it has participated. The No. 6 and No. 7 wells, in which FAR holds a 22.2 percent and 11.1 percent interest respectively, are still producing both oil and gas into the central production system with Columbia Gas and Amoco being the ultimate product purchasers.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 BCF and 40,000 barrels of condensate. The entire field is covered with 3D seismic acquired by US entities, Burlington and Vastar.

The Operator of the Lake Long State Lease 328 is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece. FAR has agreed, subject to final documentation, to participate by taking 15 percent of the prospect offering to earn an 11.25 percent working interest. Other participants are all USA based entities.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au

Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au